Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-286081
April 14, 2025
Chagee Holdings Limited
Chagee Holdings Limited, or the Company, has filed a registration statement on Form F-1, including a prospectus with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in this offering will arrange to send you the prospectus, if you request it, by contacting (i) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, United States of America, by telephone at +1-800-831-9146 or by e-mailing prospectus@citi.com, (ii) Morgan Stanley Asia Limited, c/o Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, United States, by telephone at +1-866-718-1649 or by e-mailing prospectus@morganstanley.com, (iii) Deutsche Bank AG, Hong Kong Branch at 60/F, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong, or by telephone at +852-2203-8166 or by e-mailing asia.ecm.internal@list.db.com, (iv) China International Capital Corporation Hong Kong Securities Limited at 29/F, One International Finance Center, 1 Harbor View Street, Central, Hong Kong, or by telephone at +852-2872-2000 or by e-mailing ib_projecth2024@cicc.com.cn, (v) Tiger Brokers (NZ) Limited at Level 27, 151 Queen Street, Auckland Central, New Zealand, 1010, or by telephone at +64-09-3938128 or by e-mailing vincent.c@tigerfintech.com, (vi) Moomoo Financial Inc. at 185 Hudson ST, 5 Harborside, Suite 2603, Jersey City, NJ 07311, USA, or by telephone at +1-888-721-0610 or by e-mailing IPO@us.moomoo.com, and (vii) Valuable Capital Limited at RM 3601-06 & 3617-19, 36/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, or by telephone at +852-2500-0343 or by e-mailing leo.xiao@valuable.com.hk. You may also access the Company’s most recent prospectus dated April 14, 2025, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC on April 14, 2025, by visiting EDGAR on the SEC website at https://www.sec.gov/Archives/edgar/data/2013649/000110465925034412/tm246985-34_f1a.htm. The following information supplements and updates the information contained in the Company’s preliminary prospectus dated April 10, 2025. This free writing prospectus reflects the following amendments made in Amendment No. 3 to the registration statement. All references to page numbers are to the page numbers of the prospectus included in Amendment No. 3 to the registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Fair value of our ordinary share
Replace the last paragraph on page 99 with the following disclosures.
We preliminarily determined the preliminary price range for this offering to be US$26.0 to US$28.0 per Class A ordinary share, resulting in a mid-point price of US$27.0, or RMB197.08, per Class A ordinary share. As is typical in IPOs, the estimated initial public offering price range was not directly derived from a specific valuation model, but was determined by discussions between us and the underwriters with reference to the underlying valuation model and other market-driven factors. Accordingly, the estimated initial public offering price range was determined mainly based upon (i) our growth and earnings prospects, (ii) performance of recent IPOs and subsequent stock trading performance of our industry peers, and (iii) other inputs received from the underwriters and investors. The increase of 92.8% in the valuation applied on November 27, 2024 of RMB102.21 per ordinary share to the mid-point of the estimated public offering price is mainly attributable to the following factors:
•
The mid-point of the estimated public offering price was determined based solely on an IPO scenario and does not incorporate probability weighting across multiple exit outcomes, in contrast to our ordinary share valuation in November 2024. Such earlier valuation reflected a range of potential outcomes — some of which assumed no IPO — and accordingly resulted in a substantially lower fair value.

•
Following the CSRC’s approval of our filing for this offering in March 2025 (which was subject to significant uncertainty in November 2024), the filing of this prospectus, and the commencement of the roadshow, several valuation parameters were changed to reflect the increased certainty of an IPO. Specifically: (i) the probability of completing an IPO would increase from 70% to 100%, and (ii) the DLOM would decrease from 11% to 0%. If these updated assumptions had been applied in November 2024, the resulting fair value our ordinary shares would have been expected to increase by 12.8%.

•
The increase in the fair value of our Class A ordinary shares is also supported by a range of positive developments in our operations and business / earnings outlook, particularly in the first quarter of 2025, which formed the basis for the underwriters’ advice to determining the estimated initial public offering price range, among other market-based factors (as discussed below). These developments indicate stronger-than-expected growth momentum and earnings prospect, which justify an upward revision in the projected financial performance (as compared to the more conservative projection in November 2024):

•
we maintained steady organic growth, as evidenced by the continued expansion of its teahouse network, which was supported by solid customer demand, successful market penetration, and launch of new products. As of the end of the first quarter of 2025, the number of teahouses increased to 6,681, up from 6,440 as of December 31, 2024;

•
during the first quarter of 2025, we made meaningful progress in overseas expansion, driving the number of teahouses overseas from 156 as of December 31, 2024 to 169 as of March 31, 2025, including successful entry into new emerging markets with attractive growth potential such as Indonesia, which further diversified its revenue base and reinforced its growth outlook outside of China;

•
total GMV generated in China and overseas reached over RMB8,231 million in the first quarter of 2025 compared to RMB8,177 million in the fourth quarter of 2024 and RMB5,962 million in the first quarter of 2024. This steady GMV growth supports a more positive growth and profitability prospect compared to that observed in the last quarter of 2024, during which total GMV decreased sequentially from the previous quarter ended September 30, 2024;

•
we launched nine new tea drinks after November 2024, all of which were well received by customers as evidenced by an aggregate of 63.4 million cups sold in the first quarter of 2025, which underscores our product development capability and consumer engagement;

•
with continued business expansion, we continued to benefit from economies of scale and improvements in operational efficiency, which further enhances the management’s profitability outlook; and

•
the expectation that this offering will provide us with additional capital to continue growing its business, enhance our ability to access capital markets to finance the continuous development of its business, and raise our profile among its customers and shareholders.

Notably, the November 2024 valuation was based on more conservative business growth assumptions (resulting from a slowdown in teahouse network expansion and decreased total GMV during the second half of 2024 as previously disclosed). However, based on the teahouse network expansion and GMV growth observed in the first quarter of 2025, the management witnessed a stronger-than-expected recovery and growth trajectory, which led it to believe that the business growth and earnings prospect for the rest of 2025 has improved as compared to the prior expectation in late 2024. Accordingly, we have updated both our financial projections and discount rate (from 19% to 18%) used in the DCF method to reflect a more optimistic outlook, leading to an additional increase in the estimated fair value of our Class A ordinary shares by 69.7%.
•
In addition, the trading performance of industry peers improved significantly in the first quarter of 2025. Since January 1, 2025, two comparable PRC-based beverage chains listed on the Hong Kong Stock Exchange have experienced significant increases in their price-to-earnings (P/E) ratios. The stock prices of these two peer companies increased by 45% and 78% respectively from their first trading day to March 31, 2025. This positive development reflects an enhanced market sentiment towards investing in the PRC tea drinks industry, contributing to the remaining portion of the increase in the estimated fair value of our Class A ordinary shares. Accordingly, the updated market benchmarks and improved valuation multiples were considered by us and our underwriters in determining the estimated initial public offering price range.

•
Last but not least, we received favorable indications of interest from potential qualified investors during the “testing the waters” meetings conducted in connection with the IPO as disclosed in this prospectus. Feedback from these qualified institutional investors suggested strong investor interest at a valuation that is materially higher than previously contemplated. As such, the estimated initial public offering price range reflects investor willingness to participate in the IPO at a price that considers qualitative and quantitative factors that were not objectively measurable or explicitly reflected in our earlier valuations as a privately-held company.